Exhibit 99.1

News Release
CONFIDENTIAL
For Immediate Release
Contacts:

Bill Newbould	Nick Laudico/Sara Ephraim
Eurand, Inc.	The Ruth Group
267-759-9335	646-536-7030/7002
bill.newbould@eurand.com	nlaudico@theruthgroup.com
sephraim@theruthgroup.com
Eurand Provides Update on EUR-1008 (ZENTASE®)
PHILADELPHIA, Pa., Sept. 30, 2008 — Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, today provided an update on the status of its late-stage development product EUR-1008 (ZENTASE®), an innovative pancreatic enzyme replacement product (PEP).
In June 2008, the U.S. Food and Drug Administration (FDA) issued an approvable letter to Eurand for EUR-1008. While Eurand has provided its responses to the FDA’s questions relating to the manufacture of the product, the Company has been advised by its raw material supplier that, further to a recent discussion with the FDA, it now anticipates filing its response to questions relating to the DMF (Drug Master File) in the coming weeks.
Given the projected timing of its raw material supplier’s response to the FDA’s questions and accounting for FDA review time, Eurand is revising its guidance for anticipated approval and commercial launch of EUR-1008 from the late fourth quarter of 2008 to the first quarter of 2009. The anticipated timeline is entirely dependent on the timing and substance of the remaining FDA review.

Eurand Chief Executive Officer Gearóid Faherty said, “We look forward to working with the FDA to complete the NDA review process as soon as possible and bring this important new product to market early next year.”
About EUR-1008 (ZENTASE®)
Eurand’s lead product candidate, EUR-1008 (ZENTASE®), is an innovative pancreatic enzyme replacement therapy which is being developed to treat pancreatic insufficiency, a condition associated with cystic fibrosis, chronic pancreatitis and other diseases. The product was developed in response to the 2004 Food and Drug Administration (FDA) guidance on pancreatic enzyme products, which outlined the need to reduce the unpredictable nature of currently marketed enzyme therapies. EUR-1008 is a highly stable formulation that includes eight key enzymes and a number of coenzymes and cofactors and is biologically similar to the endogenous human pancreatic secretions necessary for proper human digestion. The Company plans to market EUR-1008 in the U.S. and out-license it outside of the U.S.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four partnered products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand’s technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-masking/fast-dissolving formulations and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe. For more information, visit Eurand’s website at www.eurand.com.
Eurand Forward-Looking Statement
This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to the future and status of our NDA filing for EUR-1008, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA does not approve our NDA relating to EUR-1008 or continues to delay approval; the outcome of any discussions with the FDA; and unexpected delays or additional requirements in preparation of materials for submission to the FDA as a part of our NDA filing, including those relating to Eurand’s raw material supplier. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
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